STATEMENT OF INVESTMENTS

CitizensSelect Prime Money Market Fund

July 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--34.8%	Principal Amount ($)	Value ($)
American Express Bank FSB		
2.95%, 8/14/08	25,000,000	25,000,000
Australia and New Zealand Banking Group Ltd. (Yankee)		
3.00%, 12/11/08	50,000,000 a	50,009,051
Banco Bilbao Vizcaya Argenteria Puerto Rico (Yankee)		
2.80%, 11/17/08	50,000,000	50,000,000
Banco Santander Puerto Rico (Yankee)		
2.75% - 2.95%, 8/26/08 - 10/17/08	50,000,000	50,000,847
Bank of Scotland PLC (Yankee)		
2.55%, 8/6/08	25,000,000	25,000,650
Canadian Imperial Bank of Commerce (Yankee)		
2.80%, 8/6/08	50,000,000	50,000,000
Credit Agricole (London)		
2.87%, 12/1/08	50,000,000	50,000,000
Mizuho Corporate Bank (Yankee)		
2.52%, 8/11/08	50,000,000	50,000,000
Societe Generale (Yankee)		
3.00%, 12/11/08	50,000,000	50,000,000
State Street Bank and Trust Co., Boston, MA		
3.00%, 10/20/08	40,000,000	40,000,000
SunTrust Bank		
3.00%, 12/16/08	50,000,000	50,000,000
Wachovia Bank, N.A.		
3.05%, 12/17/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $515,010,548)		**515,010,548**
Commercial Paper--39.8%		
ASB Finance Ltd.		
2.78%, 9/16/08	25,000,000 a	24,912,472
Atlantic Asset Securitization LLC		
2.74%, 9/22/08	40,000,000 a	39,844,000
Barclays U.S. Funding Corp.		
2.65%, 9/26/08	40,000,000	39,837,289
BNP Paribas Finance Inc.		
2.15%, 8/1/08	30,000,000	30,000,000
Cancara Asset Securitisation Ltd.		
2.80%, 9/15/08	50,000,000 a	49,826,250
DnB NOR Bank ASA		
3.04%, 10/22/08	25,000,000	24,829,451
FCAR Owner Trust, Ser. I		
2.87%, 9/15/08	40,000,000	39,857,500
General Electric Capital Corp.		
2.18%, 8/1/08	40,000,000	40,000,000
Landesbank Baden-Wurttemberg		
2.90%, 10/7/08	50,000,000	49,732,233
Natexis Banques Populaires US Finance Co. LLC		
2.97%, 10/21/08	50,000,000	49,668,125
Prudential Funding LLC		
2.18%, 8/1/08	50,000,000	50,000,000
Scaldis Capital Ltd.		
2.71%, 9/3/08	40,000,000 a	39,901,367
Skandinaviska Enskilda Banken AB		
3.16%, 1/30/09	50,000,000	49,215,125
Swedbank (ForeningsSparbanken AB)		

3.06%, 10/20/08	40,000,000	39,731,556
UniCredito Italiano Bank PLC		
2.72%, 9/24/08	20,000,000 a	19,919,600
Total Commercial Paper		
(cost $587,274,968)		**587,274,968**

Corporate Notes--16.6%

Banca Intesa SpA		
2.96%, 8/14/08	25,000,000 b	25,000,000
Bank of America Corp.		
2.34%, 8/1/08	50,000,000	50,000,000
Commonwealth Bank of Australia		
2.48%, 8/27/08	15,000,000 b	15,000,000
General Electric Capital Corp.		
2.50%, 8/27/08	25,000,000 b	25,000,000
ING Bank N.V.		
3.16%, 9/17/08	40,000,000 b	40,000,000
Rabobank Nederland		
2.66%, 8/16/08	25,000,000 b	25,000,000
Societe Generale		
2.46%, 8/5/08	15,000,000 b	15,000,000
Svenska Handelsbanken		
2.45%, 8/22/08	10,000,000 b	10,000,000
Wachovia Bank, N.A.		
2.67%, 8/28/08	25,000,000 b	25,000,000
Wells Fargo & Co.		
2.52%, 8/5/08	15,000,000 b	15,000,000
Total Corporate Notes		
(cost $245,000,000)		**245,000,000**

Promissory Note--1.7%

Goldman Sachs Group Inc.		
3.00%, 9/12/08		
(cost $25,000,000)	25,000,000 c	**25,000,000**

Time Deposit--4.5%

Manufacturers & Traders Trust Company (Grand Cayman)		
2.06%, 8/1/08		
(cost $67,000,000)	67,000,000	**67,000,000**

Repurchase Agreement--2.6%

Banc of America Securities LLC		
2.20%, dated 7/31/08, due 8/1/08 in the amount of		
$39,002,383 (fully collateralized by $41,885,827		
Federal Home Loan Mortgage Corp., 5%, due		
7/1/38, value $39,780,000)		
(cost $39,000,000)	39,000,000	**39,000,000**
Total Investments (cost $1,478,285,516)	**100.0%**	**1,478,285,516**
Liabilities, Less Cash and Receivables	**(.0%)**	**(231,827)**
Net Assets	**100.0%**	**1,478,053,689**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $224,412,740 or 15.2% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 6/17/08 at a cost of $25,000,000. At July 31, 2008, the aggregate value of this security was $25,000,000 representing 1.7% of net assets and is valued at cost.

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
   Fair Value Measurements.

   These inputs are summarized in the three broad levels listed below.
   Level 1 - quoted prices in active markets for identical securities.
   Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
   credit risk, etc.)
   Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of July 31, 2008 in valuing the fund's investments carried
   at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	1,478,285,516
Level 3 - Significant Unobservable Inputs	0
Total	1,478,285,516

STATEMENT OF INVESTMENTS

CitizensSelect Treasury Money Market Fund

July 31, 2008 (Unaudited)

U.S. Treasury Bills--100.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/7/08	1.65	92,100,000	92,074,793
8/14/08	1.38	111,700,000	111,644,484
8/21/08	1.61	14,000,000	13,987,522
8/28/08	1.66	50,000,000	49,937,750
9/4/08	1.47	158,990,000	158,770,582
9/11/08	1.44	19,125,000	19,093,853
9/18/08	1.80	50,000,000	49,880,667
10/2/08	1.51	86,000,000	85,777,850
10/9/08	1.63	42,000,000	41,869,590
10/30/08	1.67	50,000,000	49,792,500
11/28/08	1.96	50,000,000	49,679,361
12/11/08	1.71	63,000,000	62,607,300
12/18/08	1.90	6,000,000	5,956,447
12/26/08	1.81	62,000,000	61,544,300
Total Investments (cost $852,616,999)		**100.1%**	**852,616,999**
Liabilities, Less Cash and Receivables		**(.1%)**	**(530,717)**
Net Assets		**100.0%**	**852,086,282**

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of July 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	852,616,999
Level 3 - Significant Unobservable Inputs	
Total	852,616,999